UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015

Commission File Number: 001-35135

Sequans Communications S.A.
(Translation of Registrant’s name into English)

15-55 boulevard Charles de Gaulle 92700 Colombes, France Telephone : +33 1 70 72 16 00
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ⃞ No ☑

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ⃞ No ☑

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ⃞ No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

EXPLANATORY NOTE

Sequans Communications S.A. (the “Company”) is a foreign private issuer, and therefore its officers and directors are not required to report insider transactions on Form 3s and Form 4s under Section 16 of the Securities Exchange Act of 1934.  However, to provide greater transparency to the market, the Board of Directors of the Company has determined to voluntarily report future insider transactions in a Form 6-K.

On August 13, 2015, Mr. Hubert de Pesquidoux, member of the Company's board of directors, purchased 2,100 of the Company’s American Depositary Shares (“ADSs”) on the open market at a price per ADS of $1.27. On August 14, 2015, Mr. de Pesquidoux purchased 10,000 of the Company’s ADSs on the open market at a weighted average price per ADS of $1.348.  Following these transactions, Mr. de Pesquidoux beneficially owns 12,100 of the Company’s ordinary shares, either directly or in the form of ADSs.

On August 12, 2015, Mr. Zvi Slonimsky, member of the Company's board of directors, purchased 6,430 of the Company’s ADSs on the open market at a weighted average price per ADS of $1.24. On August 13, 2015, Mr. Slonimsky purchased 6,000 of the Company’s ADSs on the open market at a weighted average price per ADS of $1.28. On August 14, 2015, Mr. Slonimsky purchased 657 of the Company’s ADSs on the open market at a weighted average price per ADS of $1.30.  Following these transactions, Mr. Slonimsky beneficially owns 13,087 of the Company’s ordinary shares, either directly or in the form of ADSs.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEQUANS COMMUNICATIONS S.A.
(Registrant)

Date:	August 17, 2015	By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer